UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF SEPTEMBER 2025
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

NEWS RELEASE
Methanex Corporation
1800 - 200 Burrard St.
Vancouver, BC Canada V6C 3M1
Investor Relations: 604-661-2600
Toll-Free: 1-800-661-8851
http://www.methanex.com

METHANEX LAUNCHES GLOBAL METHANOL BUNKERING OPERATIONS WITH STRATEGIC PARTNERSHIPS IN THE ARA REGION AND SOUTH KOREA

VANCOUVER, British Columbia (September 23, 2025)–Methanex Corporation (TSX:MX) (Nasdaq:MEOH), the world's largest producer and supplier of methanol, today announced new strategic partnerships in two of the world’s key fueling hubs—the ARA (Amsterdam–Rotterdam–Antwerp) region and South Korea. These agreements further advance Methanex’s leadership role in supporting the marine energy transition. In the ARA region, Methanex is partnering with TankMatch—a recognized regional expert in inland waterway fuel logistics—to provide safe, barge-to-ship methanol bunkering. This partnership builds on a previous bunkering arrangement between OCI Global and UniBarge, which Methanex took over through its acquisition of OCI, boosting its capacity to serve a wider range of marine customers in the area. In South Korea, Methanex is working with Alpha Maritime and Hyodong Shipping to enable last-mile bunkering operations.

“These partnerships allow us to safely and reliably fuel ships with methanol in two of the busiest global trade corridors that are pivotal to maritime decarbonization,” said Mark Allard, Methanex’s Senior Vice President of Low Carbon Solutions. “By leveraging our global supply chain with the expertise of trusted local bunkering operators, we now provide a fully integrated, end-to-end methanol fuel solution to support the maritime industry’s needs.”

All partners are thoroughly vetted to meet Methanex’s stringent operational and safety standards. Drawing on more than a decade of experience operating the world’s largest fleet of methanol-fueled tankers through its subsidiary, Waterfront Shipping, Methanex has also developed a comprehensive methanol bunkering safety package and technical guidance based on internationally recognized protocols to support shipping companies, bunkering operators and terminals adopting methanol as a marine fuel. This combination of deep expertise and a robust global logistics network ensures a safe, fully supported bunkering experience.

As the demand for low-carbon methanol is expected to rise sharply in the coming years, Methanex continues to take focused steps to expand reliable supply and help the industry meet tightening regulatory requirements.

Partner Quotes

“Through this collaboration, we are proud to deliver reliable last-mile methanol bunkering services that give shipowners practical solutions to help their transition to cleaner shipping.” J. R. Cho, Marketing Manager of Alpha Maritime.

“Korea is a key maritime hub in Asia, and Hyodong Shipping is pleased to leverage our methanol bunkering expertise in collaboration with Methanex to provide shipowners with trusted, eco-friendly fuel solutions. This partnership will serve as a catalyst in positioning Korea as a critical hub for the transition to low-carbon shipping.” Injun Ko, Chief Operating Officer & Vice President of Hyodong Shipping.

“This partnership allows us to apply our expertise in inland waterway fuel logistics to accelerate the safe adoption of methanol bunkering in the ARA region.” said Andre Nieman, Chief Executive Officer, TankMatch.

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About Methanex Corporation
Methanex is a Vancouver-based, publicly traded company and is the world’s largest producer and supplier of methanol globally. Methanex shares are listed for trading on the Toronto Stock Exchange in Canada under the trading symbol “MX” and on the Nasdaq Stock Market in the United States under the trading symbol “MEOH”. Methanex can be visited online at www.methanex.com.

For further information, contact:

Methanex Media Inquiries
Nina Ng
Manager, Global Communications
+1-604-661-2600 or Toll Free: +1-800-661-8851
publicaffairs@methanex.com

Methanex Investor Inquiries
+1-604-661-2600 or Toll Free: +1-800-661-8851
invest@methanex.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: September 23, 2025	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary